FREE WRITING PROSPECTUS

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-271617

DATED SEPTEMBER 8, 2025

Uber Technologies, Inc.

Pricing Term Sheet

Issuer:	Uber Technologies, Inc.

Ratings*:	Baa1 (P) / BBB (S) / BBB+ (P) (Moody’s / S&P / Fitch)

Trade Date:	September 8, 2025

Expected Settlement Date**:	September 11, 2025 (T+3)

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

Barclays Capital Inc.

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

TD Securities (USA) LLC

Co-Managers:

BNP Paribas Securities Corp.

PNC Capital Markets LLC

Santander US Capital Markets LLC

UBS Securities LLC

Wells Fargo Securities, LLC

AmeriVet Securities, Inc.

Blaylock Van, LLC

Drexel Hamilton, LLC

Penserra Securities LLC

4.150% Senior Notes due 2031

Title:	4.150% Senior Notes due 2031 (the “2031 Notes”)

Principal Amount:	$1,000,000,000

Coupon:	4.150% per year

Maturity Date:	January 15, 2031

Benchmark Treasury:	3.625% due August 31, 2030

Benchmark Treasury Price and Yield:	100-07+; 3.573%

Spread to Benchmark Treasury:	+60 basis points

Yield to Maturity:	4.173%

Price to Public:	99.895% of the principal amount

Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on January 15, 2026

Optional Redemption:

Prior to December 15, 2030 (one month prior to the maturity date of the 2031 Notes) (the “2031 Notes Par Call Date”)), the issuer may redeem the 2031 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the 2031 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2031 Notes Par Call Date, the issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Change of Control Put:	101% of the principal amount plus accrued and unpaid interest

CUSIP / ISIN:	90353T AT7 / US90353TAT79

4.800% Senior Notes due 2035

Title:	4.800% Senior Notes due 2035 (the “2035 Notes”)

Principal Amount:	$1,250,000,000

Coupon:	4.800% per year

Maturity Date:	September 15, 2035

Benchmark Treasury:	4.250% due August 15, 2035

Benchmark Treasury Price and Yield:	101-20+; 4.047%

Spread to Benchmark Treasury:	+80 basis points

Yield to Maturity:	4.847%

Price to Public:	99.630% of the principal amount

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on March 15, 2026

Optional Redemption:

Prior to June 15, 2035 (three months prior to the maturity date of the 2035 Notes) (the “2035 Notes Par Call Date”)), the issuer may redeem the 2035 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the 2035 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2035 Notes Par Call Date, the issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Change of Control Put:	101% of the principal amount plus accrued and unpaid interest

CUSIP / ISIN:	90353T AU4 / US90353TAU43

*The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

**Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers who wish to trade the notes prior to one business day before delivery should consult their advisors in this regard.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526; Barclays Capital Inc. at +1-888-603-5847; or J.P. Morgan Securities LLC at 1-212-834-4533.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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